Exhibit 12.2

DuPont Fabros Technology, L.P.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(Unaudited)

(Amounts in thousands, except ratios)

	Three months ended March 31,	Year ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Net Income	$26,333	$124,611	$53,605	$60,833	$79,480	$43,708
Add: Fixed charges	12,022	47,059	53,920	56,100	58,077	69,742
Less: Capitalized interest	(3,087)	(10,245)	(4,000)	(4,711)	(28,411)	(26,375)

Total earnings	$35,268	$161,425	$103,525	$112,222	$109,146	$87,075

Fixed Charges and Preferred Stock Dividends:
Interest expense	$8,258	$33,699	$46,443	$47,765	$27,096	$36,746
Capitalized interest	2,856	9,644	3,774	4,434	27,024	25,177
Amortization of deferred financing costs	642	2,980	3,349	3,496	2,446	6,497
Capitalization of amortization of deferred financing costs	231	601	226	277	1,387	1,198
Interest factor in rents	35	135	128	128	124	124

Fixed Charges	$12,022	$47,059	$53,920	$56,100	$58,077	$69,742

Preferred stock dividend requirements	6,811	27,245	27,245	27,053	20,874	3,157

Combined Fixed Charges and Preferred Stock Dividends	$18,833	$74,304	$81,165	$83,153	$78,951	$72,899

Ratio of earnings to fixed charges	2.93	3.43	1.92	2.00	1.88	1.25

Ratio of earnings to combined fixed charges and preferred stock dividends	1.87	2.17	1.28	1.35	1.38	1.19